Exhibit 99.1

REPORT UNDER PART 4

Of

NATIONAL INSTRUMENT 62-103

1.	Name and address of eligible institutional investor:

Sprott Asset Management LP

200 Bay Street, Suite 2700, P.O. Box 27

Royal Bank Plaza, South Tower

Toronto, Ontario

M5J 2J1

Sprott Asset Management USA Inc.

1910 Palomar Point Way, Suite 200

Carlsbad, California 92008

(collectively, the “Offeror”)

2.	The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

As at September 30, 2013, there is a net increase of 19,179,730 in the holdings of common shares (the “Common Shares”), a net increase of 10,286,860 in the holdings of warrants (the “Warrants”) and a net decrease of US$18,592,383 principal amount of senior secured notes (the “Notes”) of Veris Gold Corp. (the “Issuer”). This has resulted in a net increase of 14.3% in the Offeror’s securityholding percentage.

3.	The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at September 30, 2013, the Offeror, on behalf of accounts fully managed by it and together with a joint actor, exercise control or direction over 32,638,913 Common Shares and 10,341,690 Warrants of the Issuer. Based on the number of currently issued and outstanding common shares (as reported by the Issuer), and assuming the exercise of the Warrants, the Offeror together with joint actor exercise control or direction over 28.8% of the issued and outstanding common shares.

4.	The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:
(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not itself own any Common Shares or other securities of the Issuer. Of the Common Shares and Warrants referred to above, a total of 9,750,341 Common Shares and 4,391,690 Warrants are owned by a portfolio manager of the Offeror, who may be considered to be acting jointly or in concert with the Offeror. The only other persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with would be the entities referred to in Item 7 below.

(b)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over 22,888,572 Common Shares and 5,950,000 Warrants referred to above in its capacity as portfolio manager of managed accounts.

5.	The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6.	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7.	The names of any joint actors in connection with the disclosure required by this report:

In addition to the joint actor referred to in Item 4(a) above, the Common Shares and Warrants are held by the Sprott Canadian Equity Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., Sprott Master Fund II, Ltd., Sprott 2013 Flow-Through L.P., certain Sprott Managed Accounts and Sprott USA Managed Accounts.

8.	If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9.	A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of October, 2013.

SPROTT ASSET MANAGEMENT LP,
by its General Partner, SPROTT ASSET
MANAGEMENT GP INC.

By:	“Kirstin McTaggart”
Kirstin McTaggart
Chief Compliance Officer

Sprott Asset Management USA Inc.

By:	“Kirstin McTaggart”
Kirstin McTaggart
Authorized Signatory